Rule 17g-1(g)(2)

Deutsche DWS Income Trust, on behalf of DWS Short Duration Fund, and Deutsche DWS Institutional Funds, on behalf of DWS Equity 500 Index Fund, have filed a notice of circumstances or occurrences under their Investment Company Blanket Bond to potentially recover monies associated with identity theft fraudulent activity perpetrated on a shareholder’s account in each Fund. The amount of the potential claim is approximately $182,000.